SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

P&O Princess Cruises plc

2)   Name of shareholder having a major
interest

AXA S.A. and subsidiary companies


3)   Please state whether notification
indicates that it is in respect of
     holding of the shareholder named in 2
above or in respect of a
     non-beneficial interest or in the
case of an individual holder if it is a
     holding of that person's spouse or
children under the age of 18

A beneficial interest in 20,451,024

A non-beneficial interest in 6,641,792

4)   Name of the registered holder(s) and,
if more than one holder, the
     number of shares held by each of them

5)   Number of shares/amount of stock
acquired

n/a

6)   Percentage of issued class

n/a

7)   Number of shares/amount of stock
disposed

Not stated

8)   Percentage of issued class

Not stated

9)   Class of security

Ordinary shares of 50c each

10)  Date of transaction

Not stated


11)  Date company informed

27 August 2002

12)  Total holding following this
notification

27,092,816

13)  Total percentage holding of issued
class following this notification

3.91%

14)  Any additional information


15)  Name of contact and telephone number
for queries

Caroline Keppel-Palmer, Investor
Relations & Corporate Communications
Manager - 020 7805 1200

 16)  Name and signature of authorised
company official responsible for
     making this notification

Caroline Keppel-Palmer, Investor
Relations & Corporate Communications
Manager - 020 7805 1200

Date of notification ...28 August
2002.....